Exhibit 3.15

AMENDMENT TO

BYLAWS OF

TP ACQUISITION CORP.

Effective as of March 7. 2007, Article VII, Section 7 of the Bylaws of TP Acquisition Corp., a Texas corporation (the “Corporation”), is hereby amended to read in full as follows:

Section 7. Restriction on Transfer of Shares of Stock. These Bylaws authorize (but do not require) a restriction on the transfer of the Corporation’s shares which:

(A) maintains the status of the Corporation as an electing small business corporation under Subchapter S of the United States Internal Revenue Code;

(B) obligates the holders of the restricted stock to offer to the other holders of stock of the Corporation a prior opportunity, to be exercised within a reasonable time, to acquire the restricted stock pursuant to an agreement respecting the purchase and sale of the restricted stock:

(C) obligates the Corporation to the extent permitted by law or any holder of stock of the Corporation to purchase the stock which is the subject of an agreement respecting the purchase and sale of the restricted stock; or

(D) requires the Corporation and the holders of any stock of the Corporation to consent to any proposed transfer of the restricted stock for the purpose of preventing violations of federal or state law.

The Corporation will furnish to the holder of a certificate of stock in the Corporation, without charge, upon written request to the Corporation at its principal place of business or registered office, a copy of the Bylaws and the Agreement, if any, restricting the transfer of stock.

All other Articles and Sections of the Bylaws shall remain in full force and effect.

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The undersigned, as Secretary of the Corporation, hereby certifies that the foregoing is the Amendment to the Bylaws of the Corporation, as duly adopted by the Board of Directors of the Corporation by Unanimous Written Consent dated March 7, 2007.

Secretary